12TH FLOOR EAST TOWER | TWIN TOWERS | B-12 JIANGUOMENWAI DAJIE | BEIJING | 100022

WWW.SHEARMAN.COM | T +86.10.5922.8000 | F +86.10.6563.6000

RESIDENT PARTNERS
Lee Edwards
Alan D. Seem
Admitted in New York

June 27, 2012

VIA EDGAR

Ms. Kathleen Collins, Accounting Branch Chief

Ms. Megan Akst

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    SINA Corporation

Form 20-F for the Fiscal Year ended December 31, 2011

Filed April 27, 2012

File No. 000-30698

Dear Ms. Collins:

This letter is in response to your letter dated June 4, 2012, which sets forth the Staff’s comments regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2011 (the “Form 20-F”) of SINA Corporation (the “Company” or “SINA”).

Please note that the Staff’s comments are in bold, with the numbers corresponding to those set forth in your letter, followed by SINA’s response.

Form 20-F for the Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 61

1.             In light of the importance of Weibo, as disclosed on page 7, please describe the key metrics used by management to evaluate this business, such as the number of advertisers, number of users, number of verified users, advertising sales, etc. Please advise us whether you

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should provide quantitative and qualitative disclosure of these metrics to allow investors the ability to evaluate your Weibo business through the eyes of management.

Weibo is a relatively new and evolving product for the Company, having only been launched in August 2009.  As discussed in the risk factor on page 7 (as cited by the Staff), the Company has not yet established a monetization model for Weibo and therefore does not yet derive any meaningful revenues from that business line.  Weibo started out as a microblog (in which user content is shared and can be followed by anyone on the platform), and the Company added social networking service features (that allow users to designate the extent of sharing and following of their more personal content) in an upgrade that was completed in the fourth quarter of 2011.  In fact, Weibo had been part of SINA.com until the second quarter of 2011, when the Company moved its destination to Weibo.com, and is still in the beta testing phase (as labeled at the top of Weibo.com in English) as the Company continues to experiment with various potential product directions and monetization models.

At the same time, the Company is studying how other more mature social networking companies, such as Facebook, monitor and evaluate their businesses.  In particular, the Company was not aware of Facebook’s key metrics and other pertinent information regarding its business until its Form S-1 filing earlier this year.

While the Company has in the past disclosed certain milestones in the development of its Weibo business, such as reaching a certain number of registered users, it has not concluded that those are the appropriate and most meaningful metrics to provide to investors on an ongoing reporting basis.  For example, in late 2011, the Company began adjusting its registered user numbers to exclude deactivated accounts, as the Company detected and deactivated certain registered accounts that were later found to be used for spamming and other inappropriate purposes.  Furthermore, the Company defines a registered account as a user who has gone through the registration process to become a user on its platform.  However, certain competitors define “registered” user accounts as including “activated” accounts, thereby counting the activation of each application on their platform by the same user as a newly registered account.  In other words, by using a different definition, some of the Company’s competitors report an addition of a newly registered account whenever an existing user merely “opts in” to use another application on their platform.

The Company believes it is critical to ensure that any information it discloses will be consistent with industry-accepted metrics of social media products and services, which are still evolving in China.  This includes, importantly, the methodology for calculating such metrics (such as daily active users), and the Company is in the process of learning and adjusting its own analysis to be in line with those methodologies.  At the same time, the Company is monitoring the limited amount of information (such as number of registered users and daily active users) that is being provided by some of the Company’s competitors in China, and how such metrics are purportedly being calculated.  As such, management of the Company has not yet concluded its process of determining the appropriate way of evaluating this business.

The Company plans to disclose to investors on an ongoing basis the key quantitative and qualitative metrics, including material trends of those metrics, of Weibo when (i) it has determined which are the appropriate metrics for it to be using for its management’s own evaluation, (ii) it has accumulated more experience in calculating those metrics, (iii) it is confident that its metrics and their calculation methodologies are comparable to, and meaningful in the context of, those provided by other companies in the industry and (iv) it has begun to derive material revenues from Weibo and understands the relationship of those metrics to its monetization model(s).

Operating Expenses, page 63

2.             We note that Sales and Marketing and Product Development expenses increased by 74% and 92%, respectively, from the prior fiscal year, yet your revenues only increased by 20%. Further, on page 64, you indicate that you expect these expenses “to continue to increase in absolute dollar terms in the near future.” Please provide us more detailed quantitative and qualitative explanations for these increases, such as the number of new sales staff and a description of the $39.8 million increase of marketing expenditures to promote Weibo.com and the NBA games. Your description of an increase in absolute dollars for these expenses fails to provide sufficient meaningful information if the trend growth in these spending categories will continue in future periods or if they will stabilize to correlate with your expected revenue growth.

The increase in the Company’s sales and marketing expenses year-over-year in 2011 was primarily due to an increase of $39.8 million in advertising and promotional expenditures, including $10.9 million in connection with the launch of a new domain Weibo.com, $7.1 million related to the  promotion of (and marketing rights to affiliates) SINA’s brand in connection with the coverage of NBA games, with the remaining related to ongoing promotions, most of which related to the Company’s Weibo product.  The increase in the Company’s sales and marketing expenses year-over-year in 2011 was also due to an increase in employee-related expenses of $12.2 million, representing both wage increases and a headcount increase of 785, or 83%, to support new revenue and business development opportunities.

The increase in the Company’s product development expenses year-over-year in 2011 was primarily due to an increase in infrastructure-related expenses of $11.3 million, reflecting an increase in the amortization of hardware and hardware storage rental fees, as well as an increase in payroll-related expenses of $18.7 million, representing both wage increases and a headcount increase of 853, or 72%, to support new products and user activity growth.  Most of the increase in product development expenses related to the Company’s Weibo product.

The Company respectfully submits that the decrease in its profit margin in 2011 can be partially attributed to the increase in product development and sales and marketing expenses related to its investments in Weibo.com, online video and other initiatives, as well as efforts associated with attracting new advertisers and partners.  Given that the Company operates in a rapidly evolving market and that it makes or adjusts its investment decisions on at least a quarterly basis, and sometimes on a project by project basis, it would be difficult to provide predictive spending trends tied to revenues at the functional level at the time of filing the Form 20-F, especially in light of the revenue volatility that it has experienced.  Alternatively, based on its intention to increase investments in Weibo.com and other initiatives in 2012, the Company disclosed in the front section of Item 5 of the Form 20-F how management viewed its spending trend and that its profit margin may further decline from 2011.

B. Liquidity and Capital Resources, page 67

3.             In your response to comment 7 in your letter dated October 12, 2011, you provided proposed disclosures that you would include in future liquidity discussions disclosure regarding (a) the restrictions placed on your PRC subsidiaries and VIEs as it relates to their ability to pay dividends and (b) the significant differences between accumulated profits as calculated pursuant to PRC accounting standards and regulations compared to accumulated profits as presented in your financial statements.  Please tell us why you did not include these disclosures in your current liquidity discussion or explain how and when you intend to address these disclosures. We refer you to Item 5.B.1(b) of Form 20-F.

The Company respectfully advises the Staff that the proposed disclosures have been included on page 26 of the Form 20-F under a separate risk factor entitled “Restrictions on paying dividends or making other payments to us bind our subsidiaries and VIEs in China.”  In addition, in the Liquidity and Capital Resources section of the Form 20-F, the Company has disclosed that a significant amount of its future revenues may be in the form of RMB, and the Company’s inability to obtain the requisite approvals for converting RMB into foreign currencies or remitting foreign currency out of China could have a material impact on its financial condition, results of operations and liquidity.  To further link this disclosure together, the Company proposes to add in future filings a cross-reference in the Liquidity and Capital Resources section to the risk factor identified above.

Cost of Revenues, page F-14

4.             Please provide us with a rollforward of both your short-form and long-form capitalized content costs from December 31, 2010 to December 31, 2011, which includes a separate breakdown of (a) purchases, (b) amortization and (c) impairment charges, if any during the period. Also, tell us the respective weighted average amortization periods for each type of content.

The following table shows a roll forward of the Company’s short-form and long-form capitalized content costs for 2011:

	Short form	Long form
	(In thousands, except percentages)
Capitalized content costs as of December 31, 2010	$2,994	$2,398
Purchases in 2011	$34,397	$13,503
Amortization in 2011	$(33,795)	$(7,654)
Impairment charges in 2011	$—	$—
Capitalized content costs as of December 31, 2011	$3,596	$8,246

Weighted average amortization periods in 2011 (in months)	3	11

Total assets as of December 31, 2011	$1,391,447	$1,391,447
Percentage of total assets	0.3%	0.6%

The Company’s total capitalized content costs, including short-form and long-form, was $11.8 million, or 0.9% of its total assets, as of December 31, 2011.  As such, the total capitalized content costs were not material to the Company’s balance sheet as of December 31, 2011.

* * * * *

Finally, as requested by the Staff, attached is the written acknowledgement of the Company regarding the disclosure in its filings.

Should you have any questions or additional comments concerning the foregoing, please contact me by telephone at +86-10-5922-8002 (office) or by facsimile at +86-10-6563-6002.  Thank you.

Sincerely,

/s/ Alan D. Seem
Alan D. Seem

cc:     Charles Chao (President and Chief Executive Officer, SINA Corporation)

Herman Yu (Chief Financial Officer, SINA Corporation)

[Letterhead of SINA Corporation]

In connection with the response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated June 4, 2012, SINA Corporation (the “Company”) acknowledges that:

•                                                the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•                                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Herman Yu

Herman Yu
Chief Financial Officer